FiscalNote Holdings, Inc.

1201 Pennsylvania Avenue NW, 6th Floor

Washington, DC 20004

November 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennie Beysolow
Ms. Jennifer López Molina

Re:	FiscalNote Holdings, Inc.
Registration Statement on Form S-1
File No. 333-267098 (the “Registration Statement”)

Ms. Beysolow and Ms. López Molina:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, FiscalNote Holdings, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on November 10, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company hereby authorizes Brandon Bortner of Paul Hastings LLP to orally modify or withdraw this request for acceleration. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

Please call Brandon Bortner of Paul Hastings LLP at (202) 551-1840 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,
FISCALNOTE HOLDINGS, INC.
By:	/s/ Todd Aman
Name: Todd Aman
Title: Senior Vice President, General Counsel & Secretary

cc:	Brandon Bortner, Esq.
Paul Hastings LLP